Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: NewAlliance Bancshares, Inc.
SEC Registration Statement No.: 001-32007
First Niagara Delivers Strong Third Quarter Results
Raises Common Dividend by 7%
•	Actively managing ample capital for benefit of shareholders

•	Successfully executing strategy in all markets

•	Foundation for future growth substantially in place

•	Consistent operating results on track with Company expectations
BUFFALO, N.Y. — October 21, 2010 — First Niagara Financial Group, Inc. (NASDAQ: FNFG) posted record operating (Non-GAAP) earnings of $46.9 million or $0.23 per diluted share in the quarter ended September 30, 2010. Reported (GAAP) earnings totaled $45.6 million or $0.22 per diluted share. The Company also announced an increase in the quarterly common dividend to $.15 per share.
“Business momentum remains strong as customers continue to respond very positively to our service excellence, deep product set, and branding efforts,” President and CEO John R. Koelmel said. “Our core franchise performance has been marked by steady top line growth as we continue to strengthen relationships, take market share and provide the right services at the right time to our customers. We’re especially proud of the consistency and quality of our performance over the past few years despite the harsh economic environment. Our strategy of playing offense has proven very advantageous across all markets and business lines.”
“We’ve worked long and hard to put ourselves into an enviable capital position. We moved early to raise additional equity at the outset of the financial crisis two years ago by tapping into highly selective investor interest for companies like ours with a clear vision and a proven business model. Our proactive capital management has allowed us to pursue our growth strategy and today affords us great flexibility. As we look to the future, the confidence in our business, combined with our strong capital levels, enables us to begin to return excess capital again to our shareholders without compromising our position of strength. The dividend increase we are announcing today attests to our attentiveness to improving shareholder returns.”
Mr. Koelmel added, “Our growth strategy is resulting in success across both of our Pennsylvania markets as well as in the legacy footprint. The reception to our products and services in the newer markets has been terrific. Our business lines are being seamlessly integrated and are proving to be an excellent fit. As a result, we expect to exceed our initial performance expectations in both Western and Eastern Pennsylvania. Our experience and proven integration expertise gives us great confidence looking ahead to combining with NewAlliance Bancshares of Connecticut. We eagerly await that addition to our franchise and the access to the highly attractive growth markets it will provide. The merger of our two strong companies will create a formidable competitor in that region.”
“That transaction, combined with the build-out of our franchise over the last 18-24 months, also means the foundation for future growth is substantially complete. Major investments in talent, systems, risk management, and infrastructure are well underway. Our operating platform has been fortified and has the capacity to support planned growth. With the NewAlliance move, the strategic framework of our desired Northeastern footprint has now been achieved. Our energies will now be fully focused on execution and mining the rich potential of what we’ve built. We look forward to further demonstrating that in the years ahead.”

Third Quarter Results
For the quarter ended September 30, 2010, operating (Non-GAAP) net earnings — that is, reported net income exclusive of non-operating items, was $46.9 million or $0.23 per diluted share. This compared to $44.9 million or $0.22 per share in the linked quarter and $27.3 million or $0.19 per share in the third quarter of 2009. Operating (Non-GAAP) earnings per share rose by 21% over the prior year, despite a 40% increase in weighted average shares, reflecting the immediately accretive benefit of recent acquisitions and the productive use of prior capital raises. Reported (GAAP) net income inclusive of non-operating items, primarily acquisition and integration expenses, totaled $45.6 million or $0.22 per diluted share for the current quarter. This compared to $20.0 million or $0.10 per diluted share in the linked quarter and $10.9 million or $0.07 per diluted share in the third quarter of 2009.
Chief Financial Officer Michael W. Harrington said, “We continue to produce solid results as strong revenue generation consistently drives positive operating leverage despite the substantial talent and infrastructure build. The third quarter was no exception. Our high visibility and aggressive customer initiatives are generating robust business volumes across our footprint. Loan originations and core deposit levels continue to grow at a healthy rate. Our capital position remains strong and the credit picture is sound. We kept our loan loss provision at higher levels given the potential for prolonged weakness in the economic environment. As our strategic investing and build-out phase nears completion, our expense growth will slow as we drive further efficiencies. Although much uncertainty persists in the macro environment, we are nonetheless confident in our relative position in the industry.”
Actively managing ample capital for benefit of shareholders
The Company moved decisively to augment its strong capital position as the economic and financial industry crisis began to unfold. Beginning in September 2008, First Niagara completed three successful common equity offerings that raised $1.0 billion. This strengthening can be seen in the comparisons below:

	June’08	September’10
Tier 1 Common Risk-Based Capital ratio	9.7%	13.4%
Total Risk-Based Capital ratio	11.1%	15.1%
Tangible common equity to tangible assets	7.6%	8.6%
Tangible book value per share	$5.90	$8.29
First Niagara’s third quarter position is well above current regulatory guidelines for well capitalized institutions and the Company will be substantially above anticipated regulatory thresholds associated with recently released Basel III guidelines. Combined with its strong financial performance, that enables the Company to maintain momentum through this uncertain environment and continue to execute its growth strategy. The strength of the Company’s capital position also provides it the opportunity to again begin distributing excess capital to its shareholders. Accordingly, the Board of Directors has approved a 7% increase in the quarterly common dividend to $0.15 per share. The dividend is payable on November 16, 2010 to stockholders of record on November 2, 2010.

Successfully executing strategy in all markets
Upstate New York — The Company continues to grow market share and take advantage of customer dislocations within its legacy footprint. Commercial loan and core deposit growth have been especially strong.

	Upstate New York
	September	September
In millions	2010	2009	% Chg
Commercial loan balances	$4,289	$3,946	9%
Core deposit balances	$5,481	$4,695	17%

	Q3 2010	Q3 2009	% Chg
Total loan originations and line advances	$922	$876	5%
Western Pennsylvania — The National City operations were acquired in September 2009. The business integration continues to go smoothly and new and existing customer activity in the past year has exceeded originally modeled expectations. This franchise has been fully assimilated into First Niagara and is a key contributor to corporate earnings.

	Western Pennsylvania
	(acquired Sept. 2009)
	September	September
In millions	2010	2009	% Chg
Commercial loan balances	$917	$662	39%
Core deposit balances	$2,040	$1,953	4%

	Q3 2010	Q4 2009	% Chg
Total loan originations and line advances	$406	$371	9%
Eastern Pennsylvania — Harleysville National Corporation was acquired in April 2010. The system conversion went very well and new business generation and customer retention have been strong. Through September 2010, total loan originations exceeded $600 million with commercial loans outstanding amounting to $1.3 billion. Core deposits totaled $2.3 billion at the end of the third quarter, with retention running at 96%.
Foundation for future growth substantially in place
Investments that are critical to supporting the Company’s future growth are substantially complete. Over 500 people have been added in the last 18 months, exclusive of those related to the acquired organizations, including several key senior management hires that provide expertise based on their experiences at larger financial institutions. Major technology enhancements extend to both business lines and operational areas including a new cash management system, branch teller upgrades, as well as capacity on demand mainframe functionality. In addition, NewAlliance will provide valuable resources and capacity to the Company, further strengthening its foundation. These strategic investments will ensure that the Company can comfortably meet the customer needs of a much larger institution.

Third quarter performance summary
The Company’s third quarter results were in-line with its expectations and are a reflection of growth across multiple markets as well as the strength and consistency of diversified revenue sources.

Operating Results (Non-GAAP)	Q3 2010	Q2 2010	Q3 2009
Net interest income	$161.3	$154.8	$98.9
Provision for credit losses	11.0	11.0	15.0
Noninterest income	49.5	46.1	30.7
Noninterest expense	130.7	121.6	70.9
Net income before non-operating items	$46.9	$44.9	$27.3
Weighted average diluted shares outstanding	206.1	204.4	147.2
Earnings per diluted share	$0.23	$0.22	$0.19

Reported Results (GAAP)
Net income before non-operating items	$46.9	$44.9	$27.3
Non-operating(a)	1.3	24.9	16.4
Net income	$45.6	$20.0	$10.9
Weighted average diluted shares outstanding	206.1	204.4	147.2
Earnings per diluted share	$0.22	$0.10	$0.07
All amounts in millions except earnings per diluted share. The Non-GAAP/Operating Results table above summarized the Company’s operating results excluding certain non-operating items. Beginning in Q2 2010, the impact of income taxes on these non-operating items was calculated using the effective tax rate for the quarter rather than the statutory rate.

(a)	2010 — Q3: After-tax noninterest expense: Acquisition related expenses of $1.3 million, Q2: After-tax noninterest expense: Harleysville acquisition related expenses of $ 18.8 million, $5.6 million charitable contribution related to the acquired markets and severance and related costs of $0.5 million. Q3 2009: After-tax noninterest income: Gain on the sale of the merchant services’ customer list of $1.5 million. After-tax noninterest expense: Expenses of $14.9 million primarily related to the NatCity branch acquisition and merger with Harleysville National Corporation. Also includes a $3.0 million contribution to the First Niagara Bank Foundation in support of charitable giving in Western Pennsylvania.
Loans
Average commercial loans continued to trend strongly upward, rising to $6.5 billion in the third quarter. Commercial business volumes were especially strong with annualized double digit growth in balances across all major geographies. Solid commercial real estate loan growth continued as well. The Company has been steadily adding new high quality customers as well as expanding existing relationships as it augments its product offerings and industry expertise. The commercial pipeline remains at robust levels. Similarly, the home equity portfolio has been consistently growing and reached $1.5 billion on average in the third quarter as a result of aggressive marketing efforts and new business generation. The benefits of the overall loan growth was partly muted by ongoing decline in the residential mortgage portfolio despite strong origination activity due to the continued sale of longer term fixed rate mortgages in the secondary market.
Credit Quality
Net charge-offs were $6.9 million or 0.27% of average loans on an annualized basis in the third quarter, the most favorable rate over the last six quarters. Nonetheless, the provision for credit losses was unchanged at $11.0 million compared to the linked quarter given the continuing economic uncertainty and overall growth of the portfolio. At September 30, 2010, nonperforming loans to total loans was 0.93%, consistent with the Company’s experience over the past two years. The allowance for credit losses represented 100% of nonperforming loans and, excluding loans acquired at fair value as of their acquisition dates, 1.30% of total loans, comparable with the linked quarter.

Deposits
Core deposit generation continued at a vigorous pace with average balances growing to $9.7 billion in the third quarter as the Company steadily adds new accounts in its legacy and newer markets. Growth is occurring among both retail and commercial customer segments. Higher cost CD balances continue to steadily decline as anticipated as the Company maintains its focus on more profitable relationships. At the end of the third quarter, core deposits had risen to 73% of total deposits and the loan-to-deposit ratio stood at 76%.
Net Interest Income
Net interest income increased to $161.3 million in the third quarter principally due to higher loan and earning asset balances. The taxable equivalent net interest margin for the third quarter remained stable at 3.61% after excluding the second quarter benefit of holding higher yielding distressed Harleysville loans prior to their disposition. The Company has been able to mitigate loan re-pricing pressure on the margin in this low rate environment by controlling funding costs and the selective reinvestment of excess liquidity.
Noninterest Income
Noninterest income benefited from the Company’s diversity of fee revenue, rising to $49.5 million in the third quarter. Mortgage related revenues grew in the quarter due to higher gains on sales of residential mortgages in the secondary market. Increased fees from insurance and wealth management activities helped offset the reduction in banking service fees caused by the recent legislative changes to deposit and payment related activities. The negative revenue impact of these changes for the third quarter has been slightly less severe than originally anticipated.
Noninterest Expense
Operating (Non-GAAP) noninterest expense increased in the third quarter to $130.7 million and reflected the Company’s strategic investment to strengthen its foundation in conjunction with its growth mission. The investments have ensured the Company has the necessary systems and operational capacity to support its current and future growth. The third quarter also included higher sales commissions due to increased mortgage banking volumes as well as higher risk and wealth management revenue. The efficiency ratio for the third quarter was 63% and is expected to begin to return to more normalized levels in subsequent periods as the Company continues to leverage its enhanced operating platform to drive top-line revenue growth. Reported (GAAP) noninterest expense for the current quarter totaled $132.6 million and included modest non-operating merger and integration costs.
About First Niagara Financial Group
First Niagara Financial Group, Inc., through its wholly owned subsidiary, First Niagara Bank, N.A., has $21 billion in assets, 255 branches and $13 billion in deposits. First Niagara Bank is a multi-state community-oriented bank with about 3,800 employees providing financial services to individuals, families and businesses. Upon completion of its pending merger with NewAlliance Bancorp, Inc. — subject to customary closing conditions including approvals from regulators and shareholders — First Niagara will have more than $29 billion in assets, $18 billion in deposits and 340 branches across Upstate New York, Pennsylvania, Connecticut and Massachusetts. For more information, visit www.fnfg.com.
Conference Call
A conference call will be held at 11a.m. Eastern Time on Thursday, October 21, 2010 to discuss the Company’s financial results and business strategy. Those wishing to participate in the call may dial toll-free 1-877-709-8150. A replay of the call will be available until November 2, 2010 by dialing 1-877-660-6853, account #240, ID #357682.

Non-GAAP Measures
The Company has presented operating net income and operating noninterest expense, which primarily excludes acquisition and integration expenses related to the acquisition of Harleysville National Corporation and the National City Branch acquisition, all summarized in footnote (a) to the financial table. The Company believes that these measures are useful to management and investors because they permit a more effective evaluation and comparison of the Company’s results and performance in relation to its ongoing operations. The Company believes that the exclusion of these non-operating items provides management and investors with a focus on the Company’s business as it would appear on a consolidated going-forward basis. The Company believes that the ratio of tangible common shareholders’ equity as a percentage of tangible assets is a measure of capital strength that provides additional useful information to investors supplementing the Total Risk Based Capital and Tier 1 Common Risk Based ratios. This ratio excludes intangible assets from the numerator and the denominator and expresses a percentage of the actual book value of assets, as opposed to a percentage of a risk-based reduced value established in accordance with regulatory requirements.
Additional Information for Stockholders
In connection with the proposed merger, First Niagara Financial Group, Inc. (“First Niagara”) has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of NewAlliance Bancshares, Inc. (“NewAlliance”) and a Proxy Statement/Prospectus of First Niagara, as well as other relevant documents concerning the proposed transaction. A definitive Proxy Statement/Prospectus will be mailed to stockholders of NewAlliance and a definitive Proxy Statement will be mailed to stockholders of First Niagara after the Registration Statement is declared effective. The Registration Statement has not yet become effective. Stockholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You may obtain a free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about First Niagara and NewAlliance at the SEC’s Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, from First Niagara at www.fnfg.com under the tab “Investor Relations” and then under the heading “Documents” or from NewAlliance by accessing NewAlliance’s website at www.newalliancebank.com under the tab “Investors” and then under the heading “SEC Filings.”
First Niagara and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of First Niagara is set forth in the proxy statement for First Niagara’s 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance’s 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. You may obtain free copies of this document as described in the preceding paragraph.
Forward-Looking Statements
This press release contains forward-looking statements with respect to the financial condition and results of operations of First Niagara Financial Group, Inc. including, without limitations, statements relating to the earnings outlook of the Company. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) changes in the interest rate environment; (2) competitive pressure among financial services companies; (3) general economic conditions including an increase in non-performing loans that could result from an economic downturn; (4) changes in legislation or regulatory requirements; (5) difficulties in continuing to improve operating efficiencies; (6) difficulties in the integration of acquired businesses; and (7) increased risk associated with an increase in commercial real-estate and business loans and non-performing loans.

First Niagara Officer Contacts

John R. Koelmel	President and Chief Executive Officer

Michael W. Harrington	Chief Financial Officer

Anthony M. Alessi	Investor Relations Manager
(716) 625-7692
tony.alessi@fnfg.com

Leslie G. Garrity	Public Relations and Corporate Communications Manager
(716) 819-5921
leslie.garrity@fnfg.com